EXHIBIT 12

ConAgra Foods, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

($ in millions)

Thirty-nine weeks ended February 25, 2007
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$744.3
Add/(deduct):
Fixed charges	246.9
Distributed income of equity method investees	7.0
Capitalized interest	(4.6)

Earnings available for fixed charges (a)	$993.6

Fixed charges:
Interest expense	$199.3
Capitalized interest	4.6
One third of rental expense (1)	43.0

Total fixed charges (b)	$246.9

Ratio of earnings to fixed charges (a/b)	4.0

(1)	Considered to be representative of interest factor in rental expense.

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